
August 22, 2023

Dinakar Singh
Chief Executive Officer and Interim Chief Financial Officer
AxonPrime Infrastructure Acquisition Corporation
126 E. 56th St., 30th Floor
New York, NY 10022

> **Re: AxonPrime Infrastructure Acquisition Corporation**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-40740**

Dear Dinakar Singh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction